Exhibit 99.2

SUBSCRIPTION AGREEMENT

by and between

ANANTA KOTI RAJU VEGESNA

and

INFINITY SATCOM UNIVERSAL PRIVATE LIMITED

SUBSCRIPTION AGREEMENT, (this “Agreement”), dated 31st of May, 2009 (the “Effective Date”), by and between:

1. Ananta Koti Raju Vegesna, an individual, Non-Resident Indian, residing in the United States of America with an address of 1875 Century Park East, Suite 1500, Los Angeles, CA 90067 (“VEGESNA”); and

2. INFINITY SATCOM UNIVERSAL PRIVATE LIMITED, a company incorporated under the provisions of the Indian Companies Act, 1956 and having its Registered Office at Flat No.104, Lakshmi Apartment, Kailash Metta, Waltair Uplands, Visakhapatnam 530 003 (“Infinity Satcom”).

WHEREAS,

(A) Infinity Satcom has an authorized share capital of 1,000,000 Equity Shares of Rs.10/- each and the issued and outstanding on the date of this Agreement is 500,000 Equity Shares of Rs.10/- each, and following completion of the transactions contemplated hereby will have an authorized share capital of 1,000,000 Equity Shares of Rs.10/- each and an issued and outstanding share capital of 900,000 Equity Shares of Rs.10/- each.

(B) Upon the terms and conditions of this Agreement, Infinity Satcom and VEGESNA have agreed that Infinity Satcom shall issue and allot to VEGESNA 400,000 Equity Shares of Rs.10/- each at a premium of Rs.365/- per share and VEGESNA shall subscribe for and purchase the same (as defined herein) for an aggregate purchase price of Rs.150,000,000 (USD $3,000,000.00).

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Definitions: As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“Agreement” means this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.

“Board of Directors” means the Board of Directors of Infinity Satcom.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Visakhapatnam, India are authorized or required by law or executive order to close.

“Closing” has the meaning set forth in Section 2.3 of this Agreement.

“Closing Date” has the meaning set forth in Section 2.3 of this Agreement.

“Directors” means the Directors of Infinity Satcom whose names appear on the Register of Directors of Infinity Satcom.

“Equity Shares” means the ordinary equity shares, par value Rs.10 per share, of Infinity Satcom as subdivided, consolidated or converted from time to time.

“Governmental Authority” means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Person” means any individual, corporation, company, partnership, limited liability company, joint venture, association or trust of any other entity or organization.

“Shareholders” means the shareholders of Infinity Satcom whose names appear on the Register of Members of Infinity Satcom.

“Subscribed Shares” has the meaning set forth in Section 2.1 of this Agreement.

“Subscription Price” has the meaning set forth in Section 2.2 of this Agreement.

“USD” means United States Dollars.

ARTICLE II

SUBSCRIPTION FOR EQUITY SHARES

2.1 Subscription for Subscribed Shares: Upon the terms and subject to the conditions herein set forth, Infinity Satcom agrees to, on the Closing Date, issue and allot to VEGESNA, free and clear of all encumbrances (other than encumbrances resulting from actions of VEGESNA), 400,000 Equity Shares (the “Subscribed Shares”) and VEGESNA agrees to subscribe for the Subscribed Shares of Infinity Satcom in consideration for the Subscription Price set out in this Agreement in full by a single payment.

2.2 Subscription Price. The aggregate consideration as payment in full by VEGESNA for the Subscribed Shares shall be Rs. 150,000,000 (USD 3,000,000) and payable in full by a single payment. Notwithstanding anything to the contrary, the payment shall be in USD and in such amounts of USD as is set forth in this Agreement. For purposes of further clarification, when any payment amount or price is set forth in this Agreement in both Indian Rupees and USD, the indicated USD amount or price, respectively, shall control.

2.3 Closing. Unless this Agreement shall have terminated pursuant to Article VIII, and subject to the satisfaction or waiver of the conditions set forth in Articles V and VI and any other remaining Conditions, the closing of the subscription for the 400,000 Subscribed Shares shall take place within fifteen (15) calendar days of the Effective Date or at such other time and place as Infinity Satcom and the VEGESNA mutually agree upon, orally or in writing (the “ Closing Date”)

2.4 Payment in Full. VEGESNA shall be deemed to have paid its Subscription Price by remittance of its Subscription Price in Rupees on or prior to the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF INFINITY SATCOM

Infinity Satcom hereby represents and warrants to VEGESNA as follows:

3.1 Organization, Good Standing, Corporate Power and Qualification. Infinity Satcom is duly incorporated and is duly organized and validly existing under the laws of its relevant jurisdiction of incorporation and has requisite power and authority to enter into this Agreement and acknowledges that VEGESNA in entering into this Agreement and acquiring the Subscribed Shares is relying on such representations and warranties set forth in this Article III. All corporate action required to be taken by Infinity Satcom’s Board of Directors and Stockholders in order to authorize Infinity Satcom to enter this Agreement and to issue the Subscribed Shares at the Closing has been taken or will be taken prior to the Closing. All action on the part of the officers of Infinity Satcom necessary for the execution and delivery of the Agreement, the performance of all obligations of Infinity Satcom under the Agreement to be performed as of the Closing, and the issuance and delivery of the Subscribed Shares has been taken or will be taken prior to the Closing. The Agreement, when executed and delivered by Infinity Satcom, shall constitute valid and legally binding obligations of Infinity Satcom, enforceable against Infinity Satcom in accordance with its respective terms.

3.2 Valid Issuance of Subscribed Shares. The Subscribed Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Agreement, applicable securities laws and liens or encumbrances created by or imposed by VEGESNA.

3.3 Capitalization. As of the Effective Date, Infinity Satcom has an authorized share capital of 1,000,000 Equity Shares of Rs.10/- each and the issued and outstanding on the date of this Agreement is 500,000 Equity Shares of Rs.10/- each, and all such 500,000 Equity Shares are registered in the names of Ananda Raju Vegesna and Raghu Vegesna, the stockholders of Infinity Satcom, and following completion of the transactions contemplated hereby, including without limitation the issuance of the Subscription Shares to VEGESNA, will have an authorized share capital of 1,000,000 Equity Shares of Rs.10/- each and an issued and outstanding share capital of 900,000 Equity Shares of Rs.10/- each. Other than this Agreement, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from Infinity

Satcom any Equity Shares or any other shares or equity or ownership interests of any type in Infinity Satcom and no Equity Shares have any rights, preferences or privileges greater than the rights, preferences and privileges of the Subscribed Shares.

3.4 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to Infinity Satcom’s knowledge, currently threatened (i) against the Infinity Satcom or any officer or director of Infinity Satcom; (ii) that questions the validity of the Agreement or the right of Infinity Satcom to enter into the Agreement, or to consummate the transactions contemplated by the Agreement; or (iii) to Infinity Satcom’s knowledge, that would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on Infinity Satcom.

3.5 No Conflict. The execution, delivery and performance of the Agreement and the consummation of the transactions contemplated by the Agreement will not result in any breach of or be in conflict with any provision, instrument, judgment, order, writ, decree, contract or agreement to which Infinity Satcom is a party or constitute an event which results in the creation of any lien, charge or encumbrance upon any assets of Infinity Satcom or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to Infinity Satcom.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF VEGESNA

VEGESNA hereby represents and warrants to Infinity Satcom he is a Non-Resident Indian and a resident of the United States of America and that he has the requisite power and authority to enter into this Agreement and acknowledges that Infinity Satcom in entering into this Agreement is relying on such representations and warranties.

ARTICLE V

CONDITIONS TO THE OBLIGATION OF VEGESNA TO CLOSE

The obligations of VEGESNA to purchase Subscription Shares at the Closing, or otherwise, is subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived by VEGESNA:

5.1 Board of Directors. VEGESNA shall have the right to nominate one nominee duly elected to the Board of Directors effective immediately following the allotment of shares and payment of full consideration by VEGESNA. However, at any point of time, Resident Directors nominated by the Indian Promoters should comprise the majority of Directors of the Board.

5.2 Stockholder Approval. The shareholders of Infinity Satcom entitled to vote at the Extraordinary General Meeting convened in connection with the transactions contemplated by this Agreement shall have approved all matters required to be approved in connection with such transactions under any Requirement of Law.

5.3 Representation and Warranties. Infinity Satcom’s representations and warranties contained herein, including, without limitation, those set forth in Article III of this Agreement shall be true and correct in all material respects at and on the Closing Date as if made at and on such date.

5.4 Compliance with this Agreement. Infinity Satcom shall have performed and complied in all material respects with all of its obligations set forth herein that are required to be performed by it on or before the Closing Date.

5.5 No Material Judgment or Order. There shall not be on or before the Closing Date any Order of a court of competent jurisdiction or any ruling of any Governmental Authority or any condition imposed under any Requirement of Law which would reasonably be expected to (a) prohibit or restrict (i) the allotment and issue of the Subscribed Shares or (ii) the consummation of the transactions contemplated by the Agreement, or (b) subject Infinity Satcom or VEGESNA to any material penalty or onerous condition under or pursuant to any Requirement of Law if the Subscribed Shares were to be issued or purchased hereunder, or (c) restrict the operation of the business of Infinity Satcom as conducted on the date hereof in a manner that would have a material adverse effect on the Condition of Infinity Satcom,

5.6 Consents. All consents of Governmental Authorities in respect of Requirements of Law and third parties pursuant to contract or otherwise which may be required to complete the transactions contemplated by the Agreement and to perform the Agreement shall have been obtained and be in full force and effect without any conditions having been imposed on such consents other than, in the case of Governmental Authorities, standard conditions applicable to all such consents given by such Governmental Authorities which would not reasonably be expected to have a material adverse effect on the Condition of Infinity Satcom, and all such applicable standard conditions to be satisfied prior to Closing shall have been satisfied without any action being taken or threatened which would have a material adverse effect on the Condition of Infinity Satcom.

ARTICLE VI

CONDITIONS TO THE OBLIGATION OF INFINITY SATCOM TO CLOSE

6.1 Representation and Warranties. VEGESNA Warranties contained hereof shall be true and correct in all material respects with respect to VEGESNA at and on the Closing Date as if made at and on such date.

6.2 Compliance with this Agreement. VEGESNA shall have performed and complied in all material respects with all of his obligations set forth herein that are required to be performed by it on or before the Closing Date.

6.3 No Material Judgment or Order. There shall not be on the Closing Date any Order of a Court of competent jurisdiction or any ruling of any Governmental Authority or any condition imposed under any Requirement of Law which would reasonably be expected to (a) prohibit or restrict (i) the allotment and issue of the Subscribed Shares or (ii) the consummation of the transactions contemplated by the Agreement, or (b) subject Infinity Satcom to any material penalty or onerous condition under or pursuant to any Requirement of Law if the Subscribed Shares were to be issued or purchased hereunder, or (c) restrict the operation of the business of Infinity Satcom as conducted on the date hereof in a manner that would have a material adverse effect on the Condition of Infinity Satcom,

6.4 Stockholder Approval. The shareholders of Infinity Satcom entitled to vote at the Extraordinary General Meeting convened in connection with the transactions contemplated by this Agreement shall have approved all matters required to be approved in connection with such transactions under any Requirement of Law.

6.5 Consents. All consents of Governmental Authorities in respect of Requirements of Law and third parties pursuant to contract or otherwise which may be required to complete the transactions contemplated by the Agreement and to perform the Agreement shall have been obtained and be in full force and effect without any conditions having been imposed on such consents other than, in the case of Governmental Authorities, standard conditions applicable to all such consents given by such Governmental Authorities which would not reasonably be expected to have a material adverse effect on the Condition of Infinity Satcom, and all such applicable standard conditions to be satisfied prior to Closing shall have been satisfied without any action being taken or threatened which would have a material adverse effect on the Condition of Infinity Satcom.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification. Except as otherwise provided in this Article VII, Infinity Satcom, on one hand, and VEGESNA, on the other hand, (each, an “Indemnifying Party”) agrees to indemnify, defend and hold the other harmless (“Indemnified Party”) to the fullest extent permitted by law from and against any and all losses, Claims, or written threats thereof (including, without limitation, any Claim by a third party), damages, expenses (including reasonable fees, disbursements and other charges of counsel incurred by the Indemnified Party in any action between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party or otherwise) or other liabilities (collectively, “Losses”) resulting from or arising out of any breach of any representation or warranty, covenant or agreement by the Indemnifying Party in this Agreement.

7.2 Survival of Indemnification. Any Claim for indemnification pursuant to Article VII must be initiated on or before 31 December 2011.

ARTICLE VIII

TERMINATION OF AGREEMENT

8.1 Termination. This Agreement may be terminated prior to the Closing in respect of the issuance and purchase of Subscribed Shares of VEGESNA as follows:

(a) at any time on or prior to the Closing Date, by mutual written consent of Infinity Satcom and VEGESNA;

(b) at the election of Infinity Satcom or VEGESNA by written notice to the other parties hereto after 5:00 P.M., Indian time, on June 30, 2009 , if the Closing shall not have occurred, unless such date is extended by the mutual written consent of Infinity Satcom and VEGESNA;

(c) at the election of Infinity Satcom, if there has been a material breach of any representation, warranty, covenant or agreement on the part of VEGESNA contained in this Agreement, which breach has not been cured within fifteen (15) Business Days of notice to VEGESNA of such breach; or

(d) at the election of VEGESNA, if there has been a material breach of any representation, warranty, covenant or agreement on the part of Infinity Satcom contained in this Agreement, which breach has not been cured within fifteen (15) Business Days notice to Infinity Satcom of such breach.

If this Agreement so terminates in respect of the issuance and purchase of the Subscribed Shares by VEGESNA, it shall become null and void and have no further force or effect in respect of that issuance and purchase.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:

(a) if to Infinity Satcom:

Infinity Satcom Universal Private Limited

Flat No.104, Lakshmi Apartment, Kailash Metta, Waltair Uplands, Visakhapatnam 530 003

(b) if to VEGESNA:

Ananta Koti Raju Vegesna

1875 Century Park East, Suite 1500, Los Angeles, CA 90067

All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; and when receipt is mechanically acknowledged, if telecopied. Any party may by notice given in accordance with this Section 11.1 designate another address or Person for receipt of notices hereunder.

11.2 Successors and Assigns; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. Subject to compliance with applicable securities laws to the reasonable satisfaction of Infinity Satcom and the terms and conditions thereof, VEGESNA may assign any of its rights under this Agreement or the other Agreement to any affiliated party upon the giving of five days prior written notice to Infinity Satcom. Infinity Satcom may not assign any of its rights under this Agreement without the written consent of VEGESNA. Except as provided in Article VII, no Person other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement.

11.3 Amendment and Waiver.

(a) No failure or delay on the part of Infinity Satcom or VEGESNA in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to Infinity Satcom or VEGESNA at law, in equity or otherwise.

(b) Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by Infinity Satcom or VEGESNA from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by Infinity Satcom and VEGESNA and (ii) only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on Infinity Satcom in any case shall entitle Infinity Satcom to any other or further notice or demand in similar or other circumstances.

11.4 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

11.5 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, UNITED STATES OF AMERICA, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS TO LAW OF ANY JURISDICTION.

11.6 Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

11.7 Entire Agreement. This Agreement, together with the exhibits and schedules hereto, are intended by the parties hereto as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, representations, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits and schedules hereto, supersede all prior agreements and understandings between the parties hereto with respect to such subject matter.

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IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Subscription Agreement on the date first written above.

INFINITY SATCOM UNIVERSAL PRIVATE LIMITED

By:	/s/ Ananda Raju Vegesna
Name:	Ananda Raju Vegesna
Title:	Managing Director

 ANANTA KOTI RAJU VEGESNA

/s/ Ananta Koti Raju Vegesna

Ananta Koti Raju Vegesna